Contactar

www.linkedin.com/in/cris-cantolla-ai (LinkedIn)

Aptitudes principales

Ingeniería

Inteligencia artificial

Visión artificial

Certifications

Neural Networks and Deep Learning | Computer Vision & AI

Cris Cantolla

CEO & Co-founder en mEinstein AI - Decentralia DAO

Las Condes

Extracto

On a mission to open knowledge through the power of AI.

Artificial Intelligence - Innovation - Leave a world better than how you found it - Storytelling

Hi im Cris, as a kid, i was sold the idea that everyone had the potential to change the world, since then i've been on a journey to make that happen. I searched for my true passion everywhere I could, from countries and cultures to Arts & Sciences.

Eventually I met AI & Marketing, both my true passions, both very complex worlds, very distant from each other but powerful enough to change the world when combined together.

I'm an Innovator, 3X Entrepreneur(Founder & Co-Founder), Computer Science Engineer with focus on AI & Marketing Strategy Specialist.
I thrive to create technologies that impact positively the way society is built, forcing it to evolve.

CEO & Co-Founder of mEinstein AI - The world's first Community Driven AI Assistant. Along with some of the most talented people I have ever met, we create AI Assistants driven by the power of the community to help us all make informed decisions that allow us to achieve our dreams.

For the first time in history, the knowledge to make informed financial decisions or to access a healthy lifestyle is accessible by everyone.

mEinstein - The Community Driven AI

Experiencia

mEinstein.ai
CEO & Co-founder
marzo de 2020 - Present (2 años 5 meses)
Boston, Massachusetts, Estados Unidos

mEinstein. ai - The community driven AI.

On a mission to open knowledge through the power of AI.

mEinstein or as we call it "mE" is the world's first AI advisor that is controlled by the vote of its members "The community".

mE was trained for the last 4 years to provide live advice in some of the most important areas to achieve a balanced life. From personal Finances to Personal & Family Care, from Preventive Maintenance for your car and home, and even Vacations and Traveling to explore the planet.

Using voice commands you can ask "me" what you need, mEisntein can provide live advice to make your day easier, connect with service providers, book flights, hotels, and much more.

Some of its main features:

AI advises - 6 Knowledge Areas.

IA enhanced Service Marketplace: 80 M providers to connect you with what you need in a heart beat.

Community Driven: The evolution of the AI is controlled by its members in what we call the Community Framework, where our users can vote and get rewards for collaborating with the evolution of the AI.

Data Ownership: For the first time you have full control over your data to SELL or delete it at will.

Decentralized: All data lives on your device to ensure maximum privacy and security.

Join our mission today!

EYENET

Chief Executive Director

enero de 2015 - abril de 2020 (5 años 4 meses)

Santiago, Región Metropolitana de Santiago, Chile

agrotrac

Chief Technology Officer

marzo de 2019 - marzo de 2020 (1 año 1 mes)

Santiago, Región Metropolitana de Santiago, Chile

THK

Chief Technology Officer

mayo de 2017 - marzo de 2018 (11 meses)

Santiago, Región Metropolitana de Santiago, Chile

-Business intelligence

-Analytics

-Data science

-IT cost management

-Servers Administration

Think partners

Gestión Comercial

2016 - diciembre de 2017 (1 año)

Educación

Duoc UC

Ingeniería, Ingeniería informática · (2015 - 2018)